UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Abeona Therapeutics Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

00289Y107
(CUSIP Number)

Steven H. Rouhandeh SCO Capital Partners LLC 1330 Avenue of the Americas, Suite #33A New York, New York 10019 (212) 786-6201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00289Y107	13D/A	Page 2

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON SCO Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	citizenship or place of organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 11,999,292 shares of Common Stock
	9	sole dispositive power
	10	shared dispositive power 11,999,292 shares of Common Stock

11	aggregate amount beneficially owned by each reporting person 11,999,292 shares of Common Stock
12	check box if the aggregate amount in row (11) excludes certain shares* [ ]
13	percent of class represented by amount in row (11) 14.1%
14	type of reporting person OO

CUSIP No. 00289Y107	13D/A	Page 3

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON Beach Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	citizenship or place of organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
	8	shared voting power 1,364,196 shares of Common Stock
	9	sole dispositive power
	10	shared dispositive power 1,364,196 shares of Common Stock

11	aggregate amount beneficially owned by each reporting person 1,364,196 shares of Common Stock
12	check box if the aggregate amount in row (11) excludes certain shares* [ ]
13	percent of class represented by amount in row (11) 1.6%
14	type of reporting person OO

CUSIP No. 00289Y107	13D/A	Page 4

1	Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON Steven H. Rouhandeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 1,175,843 shares of Common Stock
	8	shared voting power 13,364,660 shares of Common Stock
	9	sole dispositive power 1,055,843 shares of Common Stock
	10	shared dispositive power 13,364,660 shares of Common Stock

11	aggregate amount beneficially owned by each reporting person 14,540,503 shares of Common Stock
12	check box if the aggregate amount in row (11) excludes certain shares* [x]
13	percent of class represented by amount in row (11) 15.8%
14	type of reporting person IN

This Amendment No. 11 to Schedule 13D is filed by: (i) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware; (ii) Beach Capital LLC, a limited liability company organized under the laws of the State of New York; and (iii) Steven H. Rouhandeh, and supplements and amends the Statement on Schedule 13D filed on February 27, 2006, Amendment No. 1 thereto filed on November 7, 2006, Amendment No. 2 thereto filed on December 20, 2006, Amendment No. 3 thereto 13D filed on December 5, 2007, Amendment No. 4 thereto filed on March 7, 2008, Amendment No. 5 thereto filed on December 22, 2008, Amendment No. 6 thereto filed on February 12, 2009, Amendment No. 7 thereto filed on June 19, 2009, Amendment No. 8 thereto filed on November 21, 2012, Amendment No. 9 thereto filed on January 12, 2015, and Amendment No. 10 thereto filed on May 22, 2015, with respect to the common stock, par value $0.01, of Abeona Therapeutics Inc.

Responses to each item of this Amendment No. 11 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Items 1, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on February 27, 2006, as amended.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

This Statement on Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of Abeona Therapeutics Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1330 Avenue of the Americas, 33rd Floor, New York, NY 10019.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

Each of the stock options received by Mr. Rouhandeh on February 11, 2016, December 13, 2016, December 14, 2017, April 9, 2019, and March 16, 2020 have been awarded in consideration for his role as Executive Chairman of the Issuer.

Item 4. Purpose of Transaction

Item 4 is hereby amended as follows:

In December 2019, the Issuer conducted an underwritten public offering of its common stock and pre-funded warrants to purchase shares of its common stock (the “2019 Offering”). In connection with the 2019 Offering, the Issuer entered into a letter agreement dated December 20, 2019 among the Issuer and certain affiliates of Great Point Partners (“GPP”), an existing holder of the Issuer’s Common Stock (the “Letter Agreement”). Pursuant to the Letter Agreement, the Issuer granted GPP the right to nominate two directors, including a new Executive Chairman, to the Issuer’s Board (“GPP’s Nominees”). On December 19, 2019, effective upon the Board’s qualification and election of GPP’s Nominees, Mr. Rouhandeh agreed in writing to resign from his roles as Chairman of the Board and Executive Chairman, subject to the nomination and approval of GPP’s Nominees. Mr. Rouhandeh has not resigned from his position as a member of the Board and will continue to serve his term as a member of the Board.

On July 13, 2020, SCO entered into a written stock selling plan in accordance with Exchange Act Rule 10b5-1.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) On July 31, 2015, the Issuer closed a registered upsized direct placement of 2,829,091 shares of Common Stock with institutional investors. Even though the Reporting Persons did not participate in this direct placement, the issuance caused the Reporting Persons’ aggregate ownership percentage at that time to decrease to the amounts disclosed below, based on 32,690,606 total shares outstanding upon the completion of the offering, as disclosed in a prospectus supplement filed on August 4, 2015, pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”):

SCO:	38.0%[1]
Beach Capital:	4.3%
Mr. Rouhandeh:	43.6%[1,2]

[1] Includes the 662,001 shares of Common Stock underlying exercisable warrants held by SCO.

[2] Includes (i) presently exercisable options for the purchase of 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan, and (ii) 1,172 shares of Common stock held in the aggregate by the Sophie C. Rouhandeh Trust, the SHR Family Trust, and the Chloe H. Rouhandeh Trust, all for which Mr. Rouhandeh serves as trustee (collectively, the “Trusts”).

On October 24, 2015, warrants to purchase an aggregate of 6,182 shares of Common Stock at an exercise price of $66.00 held by SCO expired unexercised. On December 6, 2015, warrants to purchase an aggregate of 5,819 shares of Common Stock at an exercise price of $66.00 held by SCO expired unexercised.

On February 11, 2016, in consideration for his role as Executive Chairman of the Issuer, Mr. Rouhandeh was granted 10-year options to purchase 200,000 shares of Common Stock with an exercise price of $2.31 per share. All of those options have vested as of the date hereof.

On December 13, 2016, in consideration for his role as Executive Chairman of the Issuer, Mr. Rouhandeh was granted 10-year options to purchase 200,000 shares of Common Stock with an exercise price of $4.45 per share. All of those options have vested as of the date hereof.

On December 14, 2017, in consideration for his role as Executive Chairman of the Issuer, Mr. Rouhandeh was granted 10-year options to purchase 120,000 shares of Common Stock with an exercise price of $16.00 per share. All of those options have vested as of the date hereof.

On April 9, 2019, in consideration for his role as Executive Chairman of the Issuer, Mr. Rouhandeh was granted 10-year options to purchase 120,000 shares of Common Stock with an exercise price of $7.24 per share. Of those options, 25% will vest on April 9, 2020, and the remainder will vest in 36 equal monthly installments thereafter.

On March 16, 2020, in consideration for his role as Executive Chairman of the Issuer, Mr. Rouhandeh was granted 10-year options to purchase 153,244 shares of Common Stock with an exercise price of $1.45 per share. Of those options, 25% will vest on March 16, 2021, and the remainder will vest in 36 equal monthly installments thereafter. In addition, contingent upon stockholder approval of an amendment to the 2015 Equity Incentive Plan at the Issuer’s annual meeting of stockholders scheduled for May 20, 2020 to increase the number of shares available under the 2015 Equity Incentive Plan, Mr. Rouhandeh was also entitled to an additional grant of 86,756 stock options and a grant of 120,000 shares of restricted stock as soon as practicable after the amendment of the 2015 Equity Incentive Plan. The stock options contingent upon stockholder approval had an exercise price determined at the grant date. Upon the requisite stockholder approval at the Issuer’s 2020 annual meeting of stockholders, Mr. Rouhandeh was granted 120,000 shares of restricted stock (25% of which will vest on March 31, 2021 and the remaining will vest in three equal annual installments thereafter), and 10-year options to purchase 86,756 shares of Common Stock, with an exercise price of $3.20 per share. Of those options, 25% will vest on March 16, 2021, and the remainder will vest in 36 equal monthly installments thereafter.

As of the date hereof, each Reporting Person’s aggregate ownership percentage consisted of (based on 84,777,741 total shares outstanding as of August 3, 2020, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on August 10, 2020):

SCO:	14.1%
Beach Capital:	1.6%
Mr. Rouhandeh:	15.8%[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts, 120,000 restricted shares of Common Stock, and presently exercisable options for the purchase of (i) 600,843 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and (ii) 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

(b) As of July 31, 2015, each Reporting Person’s beneficial ownership consisted of:

Sole voting power
SCO:	0
Beach Capital:	0
Mr. Rouhandeh:	455,000[1]

[1] Includes presently exercisable options for the purchase of 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

Shared voting power
SCO:	12,685,848
Beach Capital:	1,419,641
Mr. Rouhandeh:	14,561,661[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts and presently exercisable options for the purchase of 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

Sole dispositive power
SCO:	0
Beach Capital:	0
Mr. Rouhandeh:	455,000[1]

[1] Includes presently exercisable options for the purchase of 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

Shared dispositive power
SCO:	12,685,848
Beach Capital:	1,419,641
Mr. Rouhandeh:	14,561,661[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts and presently exercisable options for the purchase of 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

As of the date hereof, each Reporting Person’s beneficial ownership consists of:

Sole voting power
SCO:	0
Beach Capital:	0
Mr. Rouhandeh:	1,175,843[1]

[1] Includes 120,000 restricted shares of Common Stock and presently exercisable options for the purchase of (i) 600,843 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and (ii) 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

Shared voting power
SCO:	11,999,292
Beach Capital:	1,364,196
Mr. Rouhandeh:	13,364,660[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts.

Sole dispositive power
SCO:	0
Beach Capital:	0
Mr. Rouhandeh:	1,055,843[1]

[1] Includes presently exercisable options for the purchase of (i) 600,843 shares of Common Stock pursuant to the 2015 Equity Incentive Plan, and (ii) 80,000 shares of Common Stock pursuant to the 2005 Equity Incentive Plan.

Shared dispositive power
SCO:	11,999,292
Beach Capital:	1,364,196
Mr. Rouhandeh:	13,364,660[1]

[1] Includes 1,172 shares of Common Stock held in the aggregate by the Trusts.

Mr. Rouhandeh disclaims beneficial ownership of all shares held by the Trusts.

(c) On August 17, 2020, SCO sold an aggregate of 80,000 shares of Common Stock at an average weighted price of $2.8539 per share pursuant to a Rule 10b5-1 trading plan adopted by SCO on July 13, 2020.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

To the extent applicable, the information provided in Items 4 and 5 above is incorporated herein by reference.

On January 2, 2020, Mr. Rouhandeh entered into a letter agreement with the Issuer (the “Separation Agreement”), which letter agreement was amended on March 6, 2020, March 31, 2020, and April 14, 2020. Pursuant to the Separation Agreement, subject to the execution and compliance with a release of claims in favor of the Issuer and compliance with the customary post-separation non-competition, non-solicitation and non-disparagement covenants contained therein, he will be entitled to receive certain salary continuation and other severance benefits. Under the terms of the Separation Agreement, among other things, Mr. Rouhandeh will receive accelerated vesting of options for a period of two years after he is no longer associated with the Issuer. A copy of the Separation Agreement is being filed as Exhibit A hereto.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended as follows:

Exhibit	Description
Exhibit AA	Letter Agreement, dated as of January 2, 2020, between the Issuer and Steven H. Rouhandeh (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q for the quarter ended March 31, 2020).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: August 21, 2020

SCO CAPITAL PARTNERS LLC

	By:	/s/ Steven H. Rouhandeh
	Name:	Steven H. Rouhandeh
	Title:	Managing Member

BEACH CAPITAL LLC

	By:	/s/ Steven H. Rouhandeh
	Name:	Steven H. Rouhandeh
	Title:	Managing Member

/s/ Steven H. Rouhandeh
Steven H. Rouhandeh

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